VF COMPLETES ACQUISITION OF THE NORTH FACE, INC.

GREENSBORO, NC, May 24, 2000 - VF Corporation (NYSE:VFC) announced today that its subsidiary has accepted for payment at a price of $2.00 per share, net to the seller in cash, all shares of common stock of The North Face, Inc. validly tendered and not properly withdrawn in VF's tender offer through its subsidiary. VF announced the plans for the acquisition on April 7, 2000. As of 5:00 p.m., New York City time, on May 23, approximately 10,460,000 shares of common stock of The North Face had been tendered in the tender offer, which represents approximately 82% of The North Face's total outstanding common stock.

VF intends to proceed promptly to effect the previously announced proposed merger of its subsidiary with and into The North Face. VF will acquire the remaining The North Face shares through a merger under Delaware law, which is expected to be completed in the next several months. In connection with the merger, The North Face stockholders who did not tender their shares in the tender offer will receive $2.00 per share, net to the stockholder in cash, on the same basis as the tender offer. The North Face stockholders who did not tender their shares in the tender offer will shortly be receiving material in connection with the merger.

Mackey McDonald, chairman and CEO of VF, said, "We are delighted to officially welcome The North Face to VF. The North Face acquisition enhances VF's position in upper tier channels of retail distribution and gives VF greater access to new consumer segments in the outdoor apparel and gear markets. VF intends to continue The North Face's tradition of providing innovative, highly technical products for outdoor enthusiasts."

Headquartered in San Leandro, California, The North Face was founded in 1966. Today, The North Face offers the most technically advanced products in the market to accomplished climbers, mountaineers, extreme skiers and explorers. The North Face products are sold in specialty mountaineering, backpacking and skiing retailers, premium-sporting goods retailers and major outdoor specialty retail chains. Additional information about The North Face can be found on its website, http://www.thenorthface.com.

With $5.6 billion in sales, VF Corporation is the world's largest apparel company and a leader in jeanswear, intimate apparel, workwear, knitwear, playwear, daypacks and swimwear. Its principal brands include Lee, Wrangler, Riders, Rustler, Vanity Fair, Vassarette, Bestform, Lily of France, Lee Sport, Healthtex, Jantzen, JanSport and Red Kap. Its international intimate apparel brands include Lou, Bolero, Variance, Carina, Belcor, Gemma and Intima Cherry.

VF Corporation's press releases, annual report and other information can be accessed through the company's home page on the World Wide Web, http://www.vfc.com.
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